

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 3, 2017

Mr. Didier Mena Campos
Chief Financial Officer
Banco Santander (México), S.A., Institución de Banca Múltiple,
Grupo Financiero Santander México
Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 Mexico City

> **Re:** **Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo**
> **Financiero Santander México**
> **Registration Statement on Form F-4**
> **Filed October 30, 2017**
> **File No. 333-221224**

Dear Mr. Campos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at (202) 551-2326 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services